Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: December 3rd, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the

“SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

TELECOM ITALIA S.p.A.

Registered Office in Milan at Via Gaetano Negri 1

General Administration and Secondary Office in Rome at Corso d’Italia 41

PEC (Certified electronic mail) box: telecomitalia@pec.telecomitalia.it Share capital 10,740,236,908.50 euros fully paid up

Tax Code, VAT Registration Number and Milan Business Register Number 00488410010:

SPECIAL MEETING OF SAVINGS SHAREHOLDERS

     17 December 2015 at 14:30 Rozzano (Milan), Viale Toscana no.3 Dear Shareholders,

As an additional document accompanying the Explanatory Report of the Common Representative of the Savings Shareholders of 17.11.2015, pursuant to the above-specified special shareholders’ meeting, we hereby deposit the opinion given by the independent advisor, KPMG Advisory S.p.A. (Annex 1), appointed to this end to provide an opinion on the fairness of the financial conditions of the operation to exchange the savings shares for ordinary shares as proposed by the Telecom Italia S.p.A. Board of Directors.

On the basis of the historical data and its processing and analytical assessments, as contained in said opinion to which reference is made, the advisor concluded - in line with the indications given by the Common Representative in his Explanatory Report -that the financial conditions of the operation to exchange savings shares for ordinary shares, as prepared by the Company’s Board of Directors, can be considered fair for the owners of savings shares.

In any case, the final assessment of the advantage of said operation will be freely determined by the special class shareholders’ meeting called for 17 December 2015 at

14.30 in Rozzano, at Viale Toscana n. 3, as per the call notice.

Cordially yours,

Milan, 26 November 2015
Mr Dario Trevisan
[signature]

The Common Representative of the Telecom Italia S.p.A. Savings Shareholders

(Translation from the Italian original which remains the definitive version)

Telecom Italia S.p.A.

     Fairness opinion on the financial conditions of the proposal for conversion of savings shares into ordinary shares

November 2015

KPMG Advisory S.p.A.
Corporate Finance
November 2015
Ref.: 1300059-696

(Translation from the Italian original which remains the definitive version)

Ref.: 1300059-696

Telecom Italia S.p.A.

For the kind attention of Mr. Dario Trevisan

The Common Representative of the savings Shareholders of Telecom Italia S.p.A.

Via Gaetano Negri, 1 20123 Milan

26 November 2015

Fairness opinion on the financial conditions of the proposal for conversion of savings shares into ordinary shares

Dear Mr Trevisan,

With respect to the engagement assigned to us on 18 November 2015, we would like to inform you that we have completed our work relating to our fairness opinion on the financial conditions of the proposal for conversion of savings shares into ordinary shares.

This document summarises the objectives and limits of the engagement, the methodological references of the analysis and the results of our work. The data and quantitative elements of the analysis are presented in the annex.

1 Background and scope of work

In the context of the proposal for voluntary and mandatory conversion of the savings shares of Telecom Italia S.p.A. (“Telecom Italia” or the “Company”) into ordinary shares (the “Transaction”), we have been asked to provide the common representative of the savings shareholders (the “Common Representative”) with a fairness opinion on the financial conditions of the Transaction, in the interest of the holders of saving shares.

The Transaction entails a voluntary offer, with the exchange of savings shares for ordinary shares at a ratio of 1:1 plus cash consideration equal to Euro 0.0095 for each share. For holders of savings shares who would not accept the voluntary offer, there will be a mandatory exchange of the savings shares held into ordinary shares at a ratio of 0.87 ordinary shares per savings share.

(Translation from the Italian original which remains the definitive version)

This opinion is provided in order to allow for the Common Representative to make all due considerations and fulfil all requirements as necessary under the scope of the documents to be made available to the special meeting of savings shareholders (the “Special Shareholders’ Meeting”).

2 Work performed

In view of the objectives set forth herein, our work comprised:

  an analysis of the public information relating to the Transaction;

  an analysis of the official financial information relating to the Company;

  the observation of the prices and trading volumes of ordinary and savings shares of Telecom Italia, listed on the Italian Stock Exchange;

  the observation of the price differentials between ordinary and savings shares of issuers listed on the Italian Stock Exchange;

  an analysis, for comparison, of transactions related to the exchange of savings shares into ordinary shares, carried out by issuers other than Telecom Italia, listed on the Italian Stock Exchange;

  other analyses as we deemed appropriate.

3 Documents used

Our analysis and conclusions given below are mainly based on the following public information and documents:

  Telecom Italia annual report for the year ended on 31 December 2014.

  Telecom Italia interim report for the quarter ended on 30 September 2015.

  Bylaws of Telecom Italia.

  Telecom Italia press release of 5 November 2015 relating to the Transaction.

  Explanatory report of the Transaction for savings shareholders, prepared pursuant to article
  72 of Consob regulation no. 11971 of 14 May 1999 (the “Issuers' Regulations”) and article
  125-ter of Legislative Decree 24 February 1998 No. 58 (”CLFI”).

  Official prices and related trading volumes of ordinary and savings shares of Telecom Italia, listed on the Mercato Telematico Azionario (“MTA”) of Borsa Italiana (Source: Bloomberg).

(Translation from the Italian original which remains the definitive version)

  Official prices and related trading volumes of ordinary and savings shares of companies currently listed on the MTA, which have the two types of shares (Source: Bloomberg).

  Official prices of listed savings and ordinary shares (recorded over different time periods and prior to the declaration of exchange) relating to previous exchange transactions (Source: Bloomberg).

4 Transaction structure

Telecom Italia is a company whose ordinary and savings shares are listed on the MTA organised and managed by Borsa Italiana S.p.A. and on the New York Stock Exchange in the form of American Depositary Shares (”ADS”).

As at today’s date, the subscribed and paid-up share capital of Telecom Italia is 10,740,236,908.50 euros, divided into 13,499,911,771 ordinary shares and 6,027,791,699 savings shares, in each case with no par value. ADSs are listed instruments, each representing respectively 10 ordinary shares or savings shares.

The table below shows the Telecom Italia share capital at the Transaction date.

Breakdown of the Share Capital
	Number of shares	Price per share (04/11/2015)	Market capitalization (€)
Ordinary Shares	13,499,911,771	1.2	€16,415,892,714
Savings Shares	6,027,791,699	1.0	€6,024,777,803
Total	19,527,703,470		22,440,670,517

The Company is examining a project involving the exchange of savings shares for ordinary shares. The Transaction, according to the Telecom Italia Directors, would, amongst other advantages, simplify the share capital structure and reduce corporate requirements and the costs connected with the existence of different share classes. The Transaction would also enable the total floating stock of ordinary shares to be increased, thereby also making the Telecom Italia share more liquid.

More specifically, the Transaction is structured as a voluntary offer for savings shareholders, involving the exchange of savings shares for ordinary shares at a ratio of 1:1 plus cash consideration equal to Euro 0.095 for each share (the “Voluntary Portion").

Any savings shareholder who should not accept the offer made in the Voluntary Portion will be allocated ordinary shares mandatorily, at a ratio of 0.87 ordinary shares per savings share held (the “Mandatory Portion”). The Mandatory Portion shall not entail payment of any difference.

The newly issued ordinary shares that will be assigned to the holders of the savings shares will have the same characteristics as existing ones.

Owners of savings shares will lose all economic rights, privileges and protections of the class envisaged by the Bylaws (and described below) and will assume all administrative and equity rights pertaining to ordinary shares. The Transaction is scheduled to take effect prior to any distribution of dividends pertaining to FY 2015.

(Translation from the Italian original which remains the definitive version)

Moreover, any savings shareholders deciding not to approve the resolutions of the Special

Shareholders’ Meeting will have the right to withdraw for all or part of their shares, from the

Company, pursuant to article 2437-ter of the Civil Code.

The effect and validity of the resolutions of the extraordinary shareholders' meeting regarding the Transaction are subject to approval by the Special Shareholders’ Meeting. More specifically, pursuant to article 146, subsection 1, letter b) of the CLFI, the Special Shareholders’ Meeting must approve the proposed mandatory exchange of savings shares.

The Transaction is also subject to the condition that the total liquidation value connected with the exercise of the right of withdrawal shall not exceed 100 million euros, without prejudice to the Company’s faculty to waive said condition.

5 Summary of the statutory rights of the savings shares

With reference to the provisions of the Telecom Italia Bylaws, the rights attributed to the shares representing the share capital relevant for the purpose of this analysis can be summarised as follows:

Pursuant to article 6 of the Company’s Bylaws, the savings shares have the following privileges:

  savings shares have the right to retain a privileged dividend determined as a portion of the profits recorded in the financial statements, less the portion to be allocated to the legal reserve, up to the amount of 5.0% of 0.55 euros per share;

  the profit that remains after the allocation to the savings shares of the privileged dividend shall be divided among all the shares in such a way that the dividend for the savings shares is higher than that for ordinary shares by 2.0% of 0.55 euros per share;

  when the dividend paid on savings shares in a financial year is less than that of the privileged dividend defined above, the difference shall be added to the privileged dividend in the next two financial years;

  in the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the equity privileges referred to in the preceding points, the Shareholders’ Meeting called to approve the financial statements may resolve to satisfy said equity rights by drawing on available reserves.
  Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over the right to the two following financial years;

  a reduction of the capital due to losses shall not have effect on the savings shares, except for the amount of the loss that is not covered by the fraction of capital represented by the other shares;

  upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to a total equivalent to 0.55 euros per share.

The administrative rights of savings shares are regulated pursuant to articles 145 and 146 of the

CLFI that envisage, amongst others, the right to vote in the Special Shareholders’ Meeting only.

Moreover, pursuant to Articles 6 and 14 of the Bylaws:

(Translation from the Italian original which remains the definitive version)

  if the Company’s ordinary or savings shares are delisted, holders of savings shares may request their conversion into ordinary shares, in the manner approved by an Extraordinary
  Shareholders’ Meeting;

  the organization of savings shareholders shall be governed by law and the Bylaws. The costs associated with organizing the Special Shareholders’ Meeting and remunerating the common representative shall be borne by the Company;

  there shall be a disclosure obligation, in accordance with the times and procedures for disclosing information to the market, pursuant to which the Common Representative must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.

6 The trend of stock market prices of Telecom Italia ordinary and savings shares

As detailed in Annex 1, the trends of the arithmetic average prices of Telecom Italia ordinary and savings shares recorded in different time frames prior to 4 November 2015, date on which the Transaction was announced (spot recording, average at 1 month, 3 months, 6 months), show the following:

  throughout the entire period considered, Telecom Italia savings shares were traded with a significant discount1, compared to the ordinary shares;

  the amount of the discount has remained basically stable during the period of observation, despite showing a downward trend over the time frame closest to 4 November 2015, oscillating between 17% and 19%;

  the amount of the discount recorded is basically confirmed in the, albeit not numerous, indications by the financial analysts on the target price of the Company’s ordinary and savings shares;

  the liquidity of the savings shares is high (high share turnover and reduced differentials between the ask and bid prices), whereas their volatility is limited.

In the same time frames, the average differentials between non-convertible savings shares and ordinary shares of other issuers listed on the MTA of Borsa Italiana show an average discount of around 25%. This discount is slightly higher than the discount of the Telecom Italia savings shares.

There are 12 issuers with both share classes listed. In this respect, we note how the numerous transactions to exchange savings shares that have taken place in recent years have significantly reduced the number of observations available.

Moreover, the sample analysed does not include savings shares whose relative capitalisation is not significant, insofar as below 5% of the total capitalisation of the issuer (Unicredit, Borgosesia, Salini Impregilo, Seat PG) or influenced by announced exchange transactions (Intek Group). The sample selected is described in Annex 2.

1	The differential between the ordinary and savings shares is calculated using the following formula: (price of savings shares/price of ordinary shares) - 1.

(Translation from the Italian original which remains the definitive version)

7 Theoretical framework of the analysis

According to literature, the exchange ratio of shares reflects the expectations of the shareholders of each class with regards to the values of their respective equity and administrative rights.

Following the exchange, in fact, savings shareholders lose the return and equity privileges established by the law and the bylaws, acquiring the administrative rights (basically voting rights) of ordinary shareholders. Conversely, ordinary shareholders see their administrative rights diluted against a potential increase in return as a consequence of the loss of the privileged return of the savings shares.

The exchange ratio is defined by comparing the price of the ordinary share and that of the savings share in similar observation periods.

In defining the exchange ratio, as a rule two elements are considered: the price difference between the savings shares and the ordinary ones, where, generally, this difference embeds a “price discount” of the savings shares compared to the ordinary ones, and a “conversion premium”, generally granted to savings shareholders by way of incentive to adhere to the conversion. Empirical evidence shows that the conversion premium can be modulated in various ways by defining the exchange ratio in the strictest sense or, more indirectly, through cash payments.

In general terms, the difference in price between the shares of the different classes provides a synthetic indicator of the parameters to value the equity rights, rights to remuneration and voting rights assigned to the classes, also in relation to the size and liquidity of the free float, the degree of concentration of the control and the contendibility of the individual companies.

More specifically, the values assigned to the administrative rights of ordinary shares tend to become more relevant where the dilution resulting from the exchange can lead to expectation of changes in the control structure.

Historically on the Italian market, we have observed a premium valuation of ordinary shares with respect to savings shares, which is due to a higher valuation of the portion associated with voting rights rather than the privileged dividend typical of savings shares.

8 General approach

As described in Section 4 above, the Transaction has been structured in such a way as to recognise a premium to Telecom Italia savings shareholders, as regards to the Voluntary Portion, ranging between approximately 10% and 13%2 and, as regards the Mandatory Portion, ranging between approximately 5% and 7%.

Our fairness opinion of the financial conditions of the Transaction described above was carried out on the basis of the observation of exchange premiums attributed in similar transactions carried out in the past by listed issuers in Italy.

More specifically, exchanges of savings shares for ordinary ones were analysed, as took place in

Italy between 1999, the year after the coming into force of the CLFI and today’s date.

2	The exchange premium is calculated according to the following formula: (price of ordinary shares - payment per share)/(price of the savings shares) - 1.

(Translation from the Italian original which remains the definitive version)

Twenty-four different transactions were selected, regarding the exchange of non-convertible savings shares for ordinary shares. The transactions chosen refer to both voluntary and mandatory exchanges.

The exchange transactions analysed had the following characteristics:

  of the 24 exchange transactions examined, 7 were voluntary and 17 mandatory;

  in 2 cases, the exchange included cash balance payments;

  in 10 cases, the capitalisation of the savings shares involved by the exchange transactions was less than 5% of the total capitalisation.

The premiums granted, with reference to the transactions examined, were based on observations over time frames prior to the announcement date (spot recording as at the date prior to the announcement, averages at 1 month, 3 months and 6 months).

The analysis has revealed, over the time frames examined, that an exchange premium was granted to savings shareholders, of approximately 5% to 27%. This range was identified considering, within the sample of transactions analysed, only central observations, falling between the 25th percentile (range minimum) and the 75th percentile (range maximum), so as to exclude the extremes of the exchange premiums recorded. Details of the analyses are given in Annex 3.

It is noted that the exchange premiums tend to be higher where there are greater differentials between the prices of savings shares and ordinary shares.

9 Conclusions

This document presents the main reference elements useful for the assessment of the conversion conditions with reference to the Transaction.

More specifically, we based our considerations on the analysis of the premiums embedded in the conversion of savings shares into ordinary shares, granted under the scope of similar transactions that occurred within Italian market. Whose results are shown in the table below:

Summary of results
Spot recording
	pre-announcement 1 month		3 months	6 months
Telecom Italia exchange offer
Premium (Voluntary Portion)	12.2%	10.8%	10.5%	12.7%
Premium (Mandatory Portion)	5.8%	5.3%	5.0%	7.0%
Premiums of conversion transactions on the Italian market
Range minimum	4.5%	11.8%	9.0%	11.9%
Range maximum	19.6%	25.0%	27.0%	26.9%

The main elements of the analysis can be summarised as follows:

  The financial conditions of the Transaction, compared to the market prices of Telecom Italia saving shares prior to the announcement of the Transaction, imply a premium ranging between approximately 10% and 13% for the Voluntary Portion, and a premium ranging

(Translation from the Italian original which remains the definitive version)

between 5% and 7% for the Mandatory Portion.

  On the basis of the different time frames of observation considered, the analysis of the exchange transactions occurred in the Italian market identified a range of exchange premiums granted to savings shareholders of approximately between 5% and 27%.

  The exchange premiums granted under the Transaction are in line with the range of premiums of past transactions in the Italian market, being included within the lower part of said range. As regard to this latter aspect, the specific circumstances of the Transaction need to be considered and, in particular, the relative incidence of the savings shares with respect to total capitalisation of Telecom Italia and the consequent dilution for the holders of ordinary shares as well as the absolute value of the underlying stock involved in the Transaction.

  Lastly, in this case, we note the Mandatory Portion of the offer cannot be valued independently, but rather is complementary to the Voluntary Portion. More specifically, the terms of the Mandatory Portion of the offer are defined consequent to the terms of the Voluntary Portion and consider the absence of any cash balance payment.

On the basis of the above elements and considerations, we believe that the financial conditions of the Transaction to exchange the savings shares into ordinary shares, that the Directors intend to submit to the approval of the Special Shareholders’ Meeting, are fair in the interest of the savings shareholders under the scope of the transaction considered.

•••

Regards,

KPMG Advisory S.p.A.

Maximilian P. Fiani
Partner

(Translation from the Italian original which remains the definitive version)

Annexes

(Translation from the Italian original which remains the definitive version)

Annex 1 - Trend of Telecom Italia shares

Ordinary and savings shares: price trend analysis

Analysis of volumes traded

Telecom Italia trade volume
No. shares (mln)	Ordinary Shares	Savings Shares
04/11/2015	124.8		33.3
Average 1 month	131.0		36.3
Average 3 months	126.7		33.4
Average 6 months	122.1		30.2

Price analysis

Analysis of premium/(discount) Telecom Italia
€	Ordinary Shares	Savings Shares		Premium/(Discount) Absolute val. Premium/(Discount)%
04/11/2015	1.2		1.0	(0.2)	(17.8)%
Average 1 month	1.1		0.9	(0.2)	(17.4)%
Average 3 months	1.1		0.9	(0.2)	(17.2)%
Average 6 months	1.1		0.9	(0.2)	(18.7)%

Source: Bloomberg

(Translation from the Italian original which remains the definitive version)

Liquidity analysis

Telecom Italia share ownership turnover
€ M	Ordinary Shares	Savings Shares	FTSE MIB
04/11/2015	0.9%	0.6%	0.6%
Average 1 month	22.3%	13.9%	13.5%
Average 3 months	62.0%	36.5%	40.3%
Average 6 months	119.6%	66.3%	87.3%

Note: Turnover ratio calculated as a percentage of the volume of shares traded on the market and total shares issued per class, in a defined time frame.

Bid Ask Spread % Telecom Italia
€ M	Ordinary Shares	Savings Shares		FTSE MIB
04/11/2015	0.1%		0.1%	0.1%
Average 1 month	0.1%		0.1%	0.1%
Average 3 months	0.1%		0.2%	0.1%
Average 6 months	0.1%		0.2%	0.1%

Note: difference between the bid price (cash) and the ask price (letter) applied by an operator. The bid price is the price at which an operator is willing to purchase a financial instrument. The ask price is the price at which an operator is willing to sell a financial instrument.

Volatility analysis

Telecom Italia volatility analysis

	Volatility_30D	Volatility_90D			Volatility_180D	Volatility_360D
Ordinary Shares	50.1%		40.5%		35.3%	33.9%
Savings Shares	43.1%		36.5%		32.3%	31.8%
FTSE MIB	22.0%		30.3%		26.2%	25.9%

Analysts Target price analysis

Target price analysis
	Share target price		Share target price
Analyst	Date	Ordinary		Savings	Premium/(Discount) %
Barclays	27/10/2015	1.1			0.9	(18.2)%
Equita	06/10/2015	1.3			1.1	(15.4)%
JP Morgan	26/10/2015	1.4			1.1	(19.7)%
Deutsche Bank	11/05/2015	1.2			1.0	(15.3)%
UBS	08/05/2015	0.6			0.5	(20.0)%

Source: Bloomberg

(Translation from the Italian original which remains the definitive version)

Annex 2 - Analysis of ordinary and savings share prices for a sample of listed shares

Analysis of the premium for ordinary shares vs savings shares
				Analysis of Premium/(Discount) %
	Price (€)	Price (€)	Mkt Cap
	(share	(share (% share			Average 1	Average 3	Average 6
Company	savings)	ordinary)	savings)	04/11/2015	month	months	months
Banco di Desio e della Brianza SpA	2.7	3.1	9.1%	(11.5)%	(14.2)%	(14.8)%	(15.2)%
Buzzi Unicem SpA	9.2	15.4	12.8%	(40.4)%	(40.4)%	(39.7)%	(38.8)%
Danieli & C Officine Meccaniche SpA	14.0	19.9	41.1%	(29.5)%	(27.3)%	(25.0)%	(25.2)%
Intesa San Paolo	2.8	3.1	5.1%	(8.5)%	(8.9)%	(9.5)%	(11.0)%
Italmobiliare SpA	27.6	42.8	32.2%	(35.6)%	(35.2)%	(33.9)%	(36.9)%
Isagro SpA	1.1	1.5	29.8%	(26.5)%	(23.7)%	(25.6)%	(26.9)%
SAES Getters SpA	7.2	8.1	30.8%	(11.3)%	(13.0)%	(11.3)%	(14.5)%
Median of sample mkt shares Savings > 5%				(26.5)%	(23.7)%	(25.0)%	(25.2)%

Notes:

•	The sample does not include the following non-convertible savings shares: Borgosesia S.p.A., Salini Impregilo S.p.A., Unicredit S.p.A., Intek Group S.p.A., Seat Pagine Gialle S.p.A.
•	Discount calculated as: “(Savings shares - Ordinary shares)/ Ordinary shares”.

Source: Bloomberg

(Translation from the Italian original which remains the definitive version)

Annex 3 - Exchange premium analysis

Analysis of (absolute) exchange premiums

	Date of	Mkt Cap	Exchange		Amount of	Absolute exchange premiums
Company		(% savings		Ratio	balance
	announcement	shares)	type		payment	1	day	1 month	3 months	6 months
RCS (Shares A)	28/03/2014	4.5%	Voluntary	1/1	0.3	12.7%		19.8%	31.9%	43.0%
RCS (Shares B)	28/03/2014	8.0%	Voluntary	1/1	0.7	20.2%		38.7%	47.5%	59.1%
Indesit Company S.p.A.	23/03/2005	2.1%	Voluntary	1/1		5.7%		7.9%	7.3%	7.7%
Merloni Elettrodomestici
S.p.A.	27/03/2001	11.1%	Voluntary	3/5		10.5%		19.6%	19.7%	20.7%
Saes Getters	27/07/2004	26.4%	Voluntary	20/31		13.0%		20.2%	16.7%	16.8%
IFIL S.p.A.	03/03/2003	39.5%	Voluntary	17/20		13.1%		15.4%	17.4%	16.8%
Buzzi Unicem	23/11/2000	23.5%	Voluntary	16/25		3.4%		4.6%	6.4%	12.2%
RAS	26/03/1999	26.8%	Voluntary	1/1	1.1	3.3%		25.7%	N.A.	N.A.
Unipol (Shares A)	07/01/2014	3.7%	Mandatory	100/1		27.8%		28.9%	27.6%	25.2%
Unipol (Shares B)	07/01/2014	12.9%	Mandatory	1/1		8.6%		12.8%	11.7%	11.7%
Indesit Company S.p.A.	21/03/2014	0.4%	Mandatory	1/1		5.2%		5.8%	7.6%	11.7%
Italcementi S.p.A.	05/03/2014	27.5%	Mandatory	0.65/1		19.8%		21.6%	21.3%	21.9%
Exor S.p.A.	11/02/2013	3.5%	Mandatory	1/1		10.2%		14.8%	14.4%	17.5%
Fiat S.p.A.	26/10/2011	4.5%	Mandatory	0.875/1		27.9%		26.6%	24.4%	20.0%
Fiat Industrial S.p.A.	26/10/2011	3.6%	Mandatory	0.725/1		37.2%		33.5%	33.7%	28.6%
Caltagirone S.p.A.	15/05/2007	0.9%	Mandatory	1/1		(2.6)%		(0.4)%	0.4%	0.1%
Valentino Fashion Group	03/11/2005	4.4%	Mandatory	1/1		17.5%		20.3%	22.9%	N.A.
S.p.A.
Intek S.p.A.	16/12/2003	17.6%	Mandatory	1/1		3.1%		2.3%	1.4%	1.4%
Banca Finnat Euramerica	22/09/2003	35.4%	Mandatory	1/1		21.8%		19.4%	18.4%	18.2%
S.p.A.
Pininfarina S.p.A.	29/03/2004	0.7%	Mandatory	1/1		4.2%		11.7%	9.5%	12.1%
NGP S.p.A.	13/05/2003	15.3%	Mandatory	1/1		2.4%		11.8%	N.A.	N.A.
Alleanza Toro S.p.A.	12/11/2001	12.5%	Mandatory	1/1		27.9%		31.1%	40.8%	49.4%
Cofide S.p.A.	14/12/2001	20.9%	Mandatory	1/1		4.1%		5.8%	4.2%	8.8%
Recordati S.p.A.	15/09/2000	31.7%	Mandatory	16/25		13.6%		16.1%	9.9%	13.9%
CIR S.p.A.	12/09/2000	20.2%	Mandatory	1/1		14.8%		22.7%	26.8%	32.5%
Finpart S.p.A.	24/01/2000	16.7%	Mandatory	1/1		19.2%		44.7%	41.7%	38.7%
Range minimum						4.5%		11.8%	9.0%	11.9%
Range maximum						19.6%		25.0%	27.0%	26.9%

Source: Bloomberg

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.